SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 0)


                        Book Corporation of America
  ------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock $.005 par value per share
  ------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 098538101
  ------------------------------------------------------------------------
                               (CUSIP Number)

Ronald Robinson                       Ronald Poulton, Esq.
REIT Consultants, LLC                 Poulton & Yordan
1725 East Warm Springs Road, Suite 10 136 East South Temple, Suite 1700-A
Las Vegas, Nevada 89119               Salt Lake City, Utah 84111
(702) 731-4111                        (801) 355-1341

  ------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                    to Receive Notes and Communications)

                               March 29, 2002
  ------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

------------------------                --------------------
CUSIP No. 098538101                       Page 2 of 5 Pages
------------------------                --------------------

  ------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REIT Consultants, LLC
  ------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [  ]
                                                            (b)  [  ]

  ------------------------------------------------------------------------

3.   SEC USE ONLY

  ------------------------------------------------------------------------

4.   SOURCE OF FUNDS (See Instructions)

     OO
  ------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

  ------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
  ------------------------------------------------------------------------
NUMBER OF                     7.SOLE VOTING POWER 2,000,000
SHARES                        -------------------------------------------
BENEFICIALLY                  8.SHARED VOTING POWER 0
OWNED BY                      -------------------------------------------
EACH                          9.SOLE DISPOSITIVE POWER 2,000,000
REPORTING                     -------------------------------------------
PERSON WITH                   10.SHARED DISPOSITIVE POWER 0

  ------------------------------------------------------------------------
                              11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                              EACH REPORTING PERSON

                              2,000,000
  ------------------------------------------------------------------------
                              12. CHECK IF AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES [   ]
                              CERTAIN SHARES (See Instructions)

  ------------------------------------------------------------------------
                              13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
                              IN ROW (11)

                              85%
  ------------------------------------------------------------------------
                              14.  TYPE OF REPORTING PERSON (See
                              Instructions)

                              OO
  ------------------------------------------------------------------------
                              Page 3 of 5 pages


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.005, ("Common Stock") of Book Corporation of America ("Book"). The President and Secretary of Book is Ronald Robinson and his address is 1725 East Warm Springs Road, Suite 10, Las Vegas, Nevada 89119.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by and on behalf of REIT Consultants, LLC, (the "Reporting Person"). The Reporting Person's principal executive offices are located at 1725 East Warm Springs Road, Suite 10, Las Vegas, Nevada 89119.

     The state of organization of the Reporting Person is Nevada. The Reporting Person provides consulting services in the areas of real estate investment and acquisitions.

     During the last five years, neither the Reporting Person, nor any of the managing members of the Reporting Person has (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     The Reporting Person acquired 1,000,000 shares of restricted Common Stock of Book held by William Messerli and 1,000,000 shares of restricted Common Stock of Book held by Philip Yordan. Messers. Messerli and Yordan were officers and directors of Book. The Reporting Person paid for the shares with funds from member contributions. The shares were acquired for $.15 per share.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes.

     (a)  None at this time.

     (b)  None at this time.

     (c)  None at this time.


                                                  Page 4 of 5 pages


     (d) In accordance with Utah law, Ronald Robinson, the manager of Reporting Person, was appointed to fill a vacancy on Book's board of directors, which was created by the prior resignation of Daniel Yordan as a director. Thereafter, William Messerli and Philip Yordan resigned as directors and officers of Book. In accordance with Utah law, Mr. Robinson was appointed interim president and secretary of Book until such time as his successors can be duly appointed.

     (e) None at this time.

     (f)  None at this time.

     (g) None at this time.

     (h) None at this time.

     (i) None at this time.

     (j) None at this time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 2,000,000 shares of Common Stock or approximately 85% of Book.

     (b) The Reporting Person has the sole voting and dispositive power over the 2,000,000 shares of Book Common Stock owned by it.

     (c) During the past 60 days, the Reporting Person did not make any purchases of the Common Stock of Book.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.



                                                  Page 5 of 5 pages



ITEM 7.  EXHIBITS

     Exhibit 1.     Stock Purchase Agreement dated March 29, 2002


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   REIT Consultants, LLC


Date: April 11, 2002               /s/ Ronald J. Robinson
                                   ---------------------------------
                                   Ronald Robinson, Manager









































                                 EXHIBIT 1

                          Stock Purchase Agreement



























                         STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (the "Agreement") dated as of the 29th day of March, 2002, is made by and between Book Partners, LLC, a Utah limited liability company (hereinafter referred to as "Seller"), and REIT
Consultants, LLC, a Nevada limited liability company (hereinafter referred to as "Buyer").

                              RECITALS OF FACT

     A. The Seller is the owner of 2,000,000 restricted common shares of Book Corporation of America, a Utah Corporation.

     B. The Seller and the Buyer propose to enter into this Agreement which provides, among other things, that the Seller shall sell to the Buyer 2,000,000 restricted common shares of Book Corporation of America
(hereinafter referred to as "Company"), for the consideration set forth below.

                                 AGREEMENT

     NOW THEREFORE, in consideration of the mutual covenants and agreements
contained   herein and in reliance upon the representations and warranties hereinafter set forth, the parties agree as follows:

                                   I.
                     PURCHASE AND ISSUANCE OF SHARES

     1.01. Sale of Shares. Subject to the terms and conditions of this Agreement, at the closing provided for in Section II hereof (the "Closing"), the Seller shall deliver to Buyer 2,000,000 restricted common shares of the Company properly endorsed and medallion guaranteed.

     1.02. Consideration. Subject to the terms and conditions of this Agreement and in consideration of the sale and delivery of the Shares to Buyer, at the Closing, Buyer shall pay to the Seller the purchase price of $300,000.

                                   II.
                                THE CLOSING

     2.01. Time and Place. The closing of the transactions contemplated by this Agreement shall take place on or before March 29, 2002 at the offices of Poulton & Yordan, 136 East South Temple, Suite 1700A, Salt Lake City, Utah 84111 (the "Closing").

     2.02. Deliveries by Buyer. At the Closing, Buyer is delivering to the Seller the amount of the purchase price, and shall deliver the investment letter, attached as Exhibit 2.02 hereto, to the Company.

     2.02 (a). Restrictions on Shares Issued to Buyer. The Buyer is acquiring the controlling interest in the Company from affiliates of the Company and will receive shares of Company common stock which have not been registered under the 1933 Act by virtue of the exemption provided in Section 4(2) of such Act, those shares of the Company will contain the following legend:



     The Securities Represented Hereby Have Not Been Registered under the Securities Act of 1933, as Amended (The "Act"), or under the Securities Laws of Certain States. The Securities Are Subject to Restrictions on Transferability and Resale, and May Not Be Transferred or Resold Except as Permitted under the Act and Applicable State Securities Laws, Pursuant to Registrations or Exemption Therefrom. Investors Should Be Aware That They May Be Required to Bear the Financial Risks of this Investment for an Indefinite Period of Time.
     The Issuer of These Securities May Require an Opinion of Counsel in Form and Substance Satisfactory to the Issuer to the Effect That Any Proposed Transfer or Resale Is in Compliance with the Act and Any Applicable State Security Laws.

     2.03. Deliveries by the Seller. At the Closing, Seller shall deliver to Buyer certificates representing the Shares. The certificates shall be properly endorsed and medallion guaranteed.

                                  III.
                      REPRESENTATIONS OF THE SELLER

     Seller hereby represents and warrants to Buyer as follows:

     3.01 Authority. The execution and delivery of this Agreement and consummation of the transactions contemplated herein have been duly authorized by all necessary actions, including but not limited to duly and validly authorized action by the Manager of Seller. This Agreement constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms, subject to the principles of equity applicable to the availability of the remedy of specific performance. This Agreement has been duly executed by Seller and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement shall not result in any breach of any terms or provisions of Seller's Articles of Organization or Operating Agreement or of any other agreement, court order or instrument to which Seller is a party or bound by.

     3.02  Brokers and Finders.   Seller shall be solely responsible for
payment to any broker or finder retained by Seller for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

     3.03 Representations and Warranties of the Company. The Seller shall obtain certain representations, warranties and schedules from the Company and its directors, which shall be attached hereto as Exhibit 3.03.


                                  IV.
                      REPRESENTATIONS OF THE BUYER

     4.01 Authority. The execution and delivery of this Agreement and consummation of the transactions contemplated herein have been duly authorized by all necessary actions, including but not limited to duly and validly authorized action by the Manager of Buyer. This Agreement constitutes the valid and binding obligation of Buyer enforceable against it in accordance with its terms, subject to the principles of equity applicable to the availability of the remedy of specific performance. This Agreement has been duly executed by Buyer and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement shall not result in any breach of any terms or provisions of Buyer's Articles of Organization or Operating Agreement or of any other agreement, court order or instrument to which Buyer is a party or bound by.


     4.02 Investment Intent of Buyer. Buyer represents and warrants to Seller that the shares of Seller being acquired pursuant to this Agreement are being acquired for Buyer's own account and for investment and not with a view to the public resale or distribution of such shares and
further  acknowledges   that  the  shares  being  issued  have  not been
registered  under  the  Securities  Act  and   are   "restricted securities"
as that term is defined in Rule 144 promulgated under the Securities Act and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

     4.03  Brokers and Finders.   Buyer shall be solely responsible for
payment to any broker or finder retained by Buyer for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

                                   V.
              CONDUCT AND TRANSACTIONS PRIOR TO THE CLOSING

     5.01  Conduct and Transactions of Company.   During  the period  from
the date hereof to the date of  Closing,  Seller shall cause the Company to:

          (a) Conduct its operations in the ordinary course of business, including but not limited to, paying all obligations as they mature, complying with all applicable tax laws, filing all tax returns required to be filed and paying all taxes due;

          (b) Maintain its records and books of account in a manner that fairly and correctly reflects its income, expenses, assets and liabilities;

          (c) Obtain resignations from the members of the board of directors of Company and appoint three nominees of Buyer to fill the vacancies on the board of directors of the Company at the Closing.


     Seller shall not permit the Company during such period, except in the ordinary course of business, without the prior written consent of Buyer :

          (a) Except as otherwise contemplated or required by this Agreement, sell, dispose of or encumber any of its properties or assets, except that any and all assets of the Company will be conveyed to Philip Yordan and William Messerli by a Bill of Sale, attached hereto as Exhibit 5.01(a), without warranties at the Closing or such time thereafter as may be permitted under the Revised Utah Business Corporation Act;

          (b) Declare or pay any dividends on shares of its capital stock or make any other distribution of assets to the holders thereof;

          (c) Except as set forth in paragraph 5.01(c) above, issue, reissue or sell, or issue options or rights to subscribe to, or enter into any contract or commitment to issue, reissue or sell, any shares of its capital stock or acquire or agree to acquire any shares of its capital stock;

          (d) Except as otherwise contemplated and required by this Agreement, amend its Articles of Incorporation or merge or consolidate with or into any other corporation or sell all or substantially all of its assets or change in any manner the rights of its capital stock or other securities;


          (e) Except as contemplated or required by this Agreement, pay or incur any obligation or liability, direct or contingent, of more than $1,000, excluding the acquisitions identified in Paragraph B of this Agreement;

          (f) Incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become responsible for obligations of any other party, or make loans or advances to any other party, excluding the acquisitions identified in Paragraph B of this Agreement;

          (g)    Make  any  material  change  in  its   insurance coverage;

          (h) Increase in any manner the compensation, direct or indirect, of any of its officers or executive employees; except in accordance with existing employment contracts;

          (i) Enter into any agreement or make any commitment to any labor union or organization;

          (j) Make any capital expenditures, excluding the acquisitions identified in Paragraph B of this Agreement.

                                  VI.
                              MISCELLANEOUS

     6.01. Entire Agreement; Amendments. This Agreement, including the Exhibits and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

     6.02. Headings, Etc. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     6.03. Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

     6.04. Counterparts and Governing Law. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall be governed by the laws of the State of Utah, excluding its conflict of laws.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.


BUYER                                SELLER

REIT Consultants, LLC                Book Partners, LLC


/s/ Ronald J. Robinson               /s/ Adam R. Cook
---------------------------------    -----------------------------
By: Ronald Robinson, Manager         By: Adam Cook, Manager